UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

2seventy bio, Inc.
(Name of Subject Company)

2seventy bio, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

901384107
(CUSIP Number of Class of Securities)

Amy Fallone
Vice President and Secretary
2seventy bio, Inc.
60 Binney Street
Cambridge, MA 02142
(617) 675-7270
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Robert F. Masella, Esq.
Mark S. Opper, Esq.
Tevia K. Pollard, Esq.
Michael H. Bison, Esq.
Gregg L. Katz, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by 2seventy bio, Inc., a Delaware corporation (the “Company” or “2seventy bio”), with the U.S. Securities and Exchange Commission on April 14, 2025, relating to the tender offer by Daybreak Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Bristol-Myers Squibb, a Delaware corporation (“Bristol-Myers Squibb”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of 2seventy bio (the “Shares”) at a price per Share of $5.00, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment No. 4 is being filed to reflect certain amendments and updates as reflected below.

Item 8.	Additional Information

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer expired at one minute after 11:59 p.m. New York City Time, on May 12, 2025. Equiniti Trust Company, LLC, in its capacity as depositary for the Offer, advised that, as of the expiration of the Offer, a total of 43,542,774 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 81.8% of the Shares issued and outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. On May 13, 2025, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will as promptly as practicable pay for all such Shares pursuant to the terms of the Offer and the Merger Agreement.

Following the acceptance of such Shares, the Merger was completed on May 13, 2025, in accordance with Section 251(h) of the DGCL without a vote of 2seventy bio’s stockholders, and as a result of which Purchaser merged with and into 2seventy bio, with 2seventy bio surviving as a wholly owned subsidiary of Bristol-Myers Squibb. At the Effective Time, each Share (other than (a) Shares held in the treasury of 2seventy bio, (b) Shares that as of immediately prior to the Effective Time were owned by Bristol-Myers Squibb or Purchaser or any of their direct or indirect subsidiaries, (c) Shares irrevocably accepted for payment in the Offer, and (d) Shares held by a holder entitled to demand and who properly demanded appraisal of such Shares pursuant to, and who complied in all respects with, Section 262 of the DGCL) were automatically cancelled and converted into the right to receive $5.00 in cash, without interest and subject to any withholding of taxes required by applicable law.

As a result of the Merger, the Shares ceased to trade on The Nasdaq Global Select Market, and will be delisted therefrom. Bristol-Myers Squibb intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of 2seventy bio’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2seventy bio, Inc.

By:	/s/ Amy Fallone
	Name:	Amy Fallone
	Title:	Vice President and Secretary

Dated: May 13, 2025